Exhibit No.  4.4
CONSENT OF BMO NESBITT BURNS INC.
To:      The Board of Directors of Boralex Inc.
We refer to the Valuation and Fairness Opinion dated May 3, 2010 which we prepared for the Special Committee of the Board of Trustees of Boralex Power Income Fund in connection with the Offer made by 7503679 Canada Inc., a wholly owned subsidiary of Boralex Inc., to the holders of Units of Boralex Power Income Fund. We consent to the inclusion of the Valuation and Fairness Opinion in the Offer and Circular, dated May 18, 2010, which in turn is included in the Registration Statement on Form F-8, dated the date hereof, relating to the registration of senior subordinated convertible debentures of Boralex Inc. In providing such consent, we do not intend that any person other than the Board of Trustees of Boralex Power Income Fund and the Special Committee of the Board of Trustees rely on such Valuation and Fairness Opinion.

Montréal, Quebéc May 18, 2010	BMO NESBITT BURNS INC.